UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

CONTENTS

As previously disclosed, on January 12, 2026, SciSparc Ltd. (the “Company”), received a letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that it did not comply Nasdaq Continued Listing Rule 5550(b) because the Company did not meet the minimum $2,500,000 in stockholders’ equity and the Company did not meet the alternatives of having market value of listed securities of at least $35,000,000 or at least $500,000 of net income from continuing operations for the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On May 7, 2026, the Company received a conditional compliance letter from the Staff notifying the Company that based on its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2026, the Staff has determined that the Company complies with Nasdaq Continued Listing Rule 5550(b)(1). However, the Staff provides that if the Company fails to provide evidence of compliance upon filing its next periodic report, the Company may be subject to delisting.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408, 333-293167 and 333-293533) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer and Chief Financial Officer

Date: May 11, 2026

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